February 6, 2008
Mr. William Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, MS0361
Washington, DC 20002

SUBJECT:	HASTINGS ENTERTAINMENT, INC. RESPONSES TO SEC STAFF COMMENT LETTER DATED JANUARY 28, 2008
Dear Mr. Thompson:
Below you will find an item-by-item response to the staff’s comment letter dated January 28, 2008.
1)	Please revise your discussion of changes in cash provided or used by operating activities to explain in a reasonable amount of detail the reasons for significant changes in working capital accounts such as inventories, other assets, accounts payable and accrued expenses and other liabilities.

We will expand our Management’s Discussion and Analysis in future filings to disclose changes in cash provided or used by operating activities in more detail.

We will incorporate this disclosure going forward, similar to the following:
“Accounts payable decreased $9.4 million for the year primarily due to the timing of product receipts. The Company purchased and paid for merchandise to build for the holiday season earlier in fiscal 2006 as compared to the prior period, resulting in lower accounts payable at January 31, 2007. Merchandise inventories decreased $10.1 million for the year due to improvements in inventory management. Rental asset depreciation expense decreased primarily as a result of lower rental receipts during fiscal 2006, as compared to the prior period. The change in other current assets is primarily due to an increase in merchandise returns to vendors in excess of amounts payable to the respective vendors. These amounts will reduce trade accounts payable for future purchases. The change in accrued expenses and other liabilities is primarily due to a decrease in our federal income tax payable, resulting from lower current federal income tax expense for fiscal 2006 as compared to the prior year.”

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2)	Please revise the narrative accompanying your table of contractual obligations to clarify what is included in the line item for operating leases. For example, please disclose whether the disclosed amounts include insurance, taxes, maintenance and other costs required by operating leases. Also, provide a context for readers to understand the impact of such costs on your operating lease obligations. See Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

In future filings we will revise the narrative accompanying our table of contractual obligations to clarify what is included in the line item for operating leases. The disclosure will read, “Amounts include the direct lease obligations, excluding any taxes, insurance, maintenance and other related expenses. For the fiscal year ended January 31, 20xx, payments for taxes, insurance, maintenance and other related expenses, which are variable in nature, were approximately $xx million.”

3)	Please tell us and disclose how you account for transactions where customers trade-in used merchandise in exchange for merchandise credit, new merchandise, or cash.

Hastings Entertainment buys used product from customers in exchange for either cash or merchandise credit, at the customer’s option. We do not allow exchanges of used product for new product. When used product is purchased from the customer, inventory is recorded at an amount equal to the cash consideration given to the customer. If the customer desires merchandise credit rather than cash, the customer is given a gift card. The difference between what would have been paid in cash and what is granted in merchandise credit is recorded on the balance sheet as contra-deferred revenue until the respective gift cards are redeemed. When the gift cards are redeemed, the amount that was previously booked for the merchandise credit premium is released into the statement of operations as a reduction of revenue. The reduction of revenue for the premium offsets the revenue that is recorded related to the gift card redemption.

As of January 31, 2007, the total contra-deferred revenue balance was approximately $170,000 and, as such, we do not believe this is material to warrant disclosure. In future filings, should customer trade-in activity become material, we will expand our disclosures contained in Note 1 to our financial statements to include discussion as to how we account for these transactions.

4)	Please tell us and disclose where you classify revenue sharing payments on the statement of operations. If these payments are not included within gross profit, please tell us why.

Revenue sharing payments are included within gross profit. Such payments are classified in the rental asset cost of revenue line item on our statements of operations. In future filings, we will expand our disclosures in Note 1 to our financial statements to include disclosure as to the classification of revenue sharing payments on the statement of operations.

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5)	Please disclose your accounting policy for gift cards that are never redeemed or are not redeemed over an extended period of time. To the extent that unredeemed gift card liabilities are relieved into income, please disclose the timing of recognition of such income. Further, please disclose either here or in Management’s Discussion and Analysis the amount of unredeemed gift cards recorded as income in each period presented, if material. If you believe the amount of breakage is immaterial for disclosure, please provide us support for your belief. Refer to APB 22.

Hastings gift cards do not expire, nor do they contain any service fees. Deferred gift card liabilities are relieved and revenue is recognized only upon redemption of a gift card. No breakage is recorded. As such, it is our belief that the current disclosure surrounding gift card revenue recognition as disclosed in Note 1 to our financial statements is appropriate and no additional disclosure is necessary.

6)	Please disclose the amount of retained earnings or net income restricted as to the payment of dividends pursuant to your credit facility. Refer to Rule 4-08(e) of Regulation S-X.

According to the terms of our credit facility, “The Borrower shall not pay any cash dividend or make any other distribution in respect of any class of the Borrower’s capital stock.” In future filings, we will modify the disclosures contained in Note 6, “Long-term Debt,” to clarify that dividend payments are prohibited by our credit facility.

7)	Please revise the disclosures regarding your principal executive and financial officers’ conclusion as to the effectiveness of your disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). Also confirm to us that your disclosures regarding the effectiveness of your disclosure controls and procedures are still accurate considering the entire definition of disclosure controls and procedures, or otherwise revise accordingly.

In future filings we will revise our disclosure regarding our principal executive and financial officers’ conclusion as to the effectiveness of our disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). We will revise our disclosure as follows, “Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures, as defined by Exchange Act Rules 13a-15(e) and 15d-15(e), were effective as of the end of the period covered by this Annual Report on Form 10-K.”

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We confirm to you that our disclosures regarding our principal executive and financial officers’ conclusion of our disclosure controls and procedures are still accurate considering the entire definition of disclosure controls and procedures.

8)	Please revise your disclosure regarding changes in internal control over financial reporting to identify any changes that occurred during your last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K.

In future filings we will revise our disclosure regarding changes in internal control over financial reporting to identify any changes that occurred during the last fiscal quarter, not during the period covered by the report. We will revise our disclosure as follows, “There has not been any change in our internal control over financial reporting during our fiscal quarter ended January 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.”
In connection with our responses above, we acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Dan Crow
Vice President Finance & Chief Financial Officer Hastings Entertainment, Inc.